                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2003


                                HSBC HOLDINGS PLC


               42nd Floor, 8 Canada Square, London E14 5HW England


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F...X...                                      Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes......                                             No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A................................................

28 March 2003



          HSBC RECEIVES REGULATORY APPROVALS FOR HOUSEHOLD ACQUISITION


HSBC Holdings plc ("HSBC") has obtained all regulatory consents and approvals required in connection with its proposed acquisition by way of merger of Household International, Inc.

The acquisition remains subject, among other matters, to approvals by the shareholders of both companies at shareholder meetings scheduled to take place later today.

Investors and Household security holders are advised to read the proxy statement/prospectus dated 26 February 2003 regarding the proposed merger and the supplement dated 19 March 2003 because they contain important information. The proxy statement/prospectus and supplement have been filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus and supplement and other related documents filed by either company at the SEC's website at www.sec.gov.


Media contacts:                                              Investor Relations contacts:
London              Richard Beck/Karen Ng                    Pat McGuinness
                    Tel: 00 44 (0) 20 7991 0633/0655         Tel: 00 44 (0) 20 7992 1938

New York            Linda Stryker-Luftig                     Ted Ayvas
                    Tel: 00 1 212 525 3800                   Tel: 00 1 212 525 6191

Hong Kong           Gareth Hewett                            Gareth Hewett
                    Tel: 00 852 2822 4929                    Tel: 00 852 2822 4929

28 March 2003


                 HSBC HOLDINGS PLC EXTRAORDINARY GENERAL MEETING


The following is a statement given by Sir John Bond, Group Chairman, HSBC Holdings plc, at the Extraordinary General Meeting held at Cabot Hall, London, on Friday, 28 March 2003.

Good morning Ladies and Gentlemen.

Thank you very much for the interest you have shown in HSBC by attending this Extraordinary General Meeting. Unfortunately because of prior commitments several of your Directors are not able to be with us here today. Lord Butler, Raymond Ch'ien, David Eldon, William Fung, Alan Jebson, Sir Mark Moody-Stuart, Helmut Sohmen, Stewart Newton, Carole Taylor and Sir Brian Williamson send their apologies. The purpose of this Meeting is for you, our shareholders, to consider and if you think fit, pass an ordinary resolution to approve the acquisition of Household International and to authorise your Directors to allot shares in connection with that acquisition. Notice of the Meeting has been given in accordance with the Company's Articles of Association. It was set out in a circular to shareholders dated 26 February 2003, which gave detailed information about the proposed acquisition.

For the record, I should perhaps mention that we made an announcement on 19 March 2003, referring to two matters. First, the fact that Household was sending out supplemental proxy materials to its stockholders to inform them that Household had entered a consent order with the Securities and Exchange Commission relating to prior public disclosures of certain of Household's restructuring and other account management policies. We confirmed that we were pleased that agreement for the consent order had been reached and made the point that it did not require Household to pay fines or monetary damages and that Household would not be restating any of its financial statements. Secondly, the announcement referred to the fact that Household had entered into an agreement in principle for the settlement of certain shareholders' legal actions relating to the merger and, as part of this settlement, we agreed to waive US$55 million out of the US$550 million we would be entitled to receive in certain circumstances under the merger agreement in the event that our deal with Household is not completed.

We regard neither of these matters as material in relation to the proposed acquisition of Household, but I thought it right to mention them as they have been announced since 26 February.

Let me briefly rehearse some principal reasons why your Board is unanimously recommending this acquisition.

HSBC Holdings plc Extraordinary General Meeting/2


The US economy accounts for around a third of world GDP, and, in turn, consumer spending counts for almost 70 per cent of US GDP. There is therefore a very strong economic argument for HSBC having a significant presence in the US consumer market. The acquisition of Household provides this.

Household is a company with a 125-year history, which brings over 50 million customers in the US to HSBC; its delivery channels include over 1,300 branches in 45 states; relationships with over 70 retail merchants and a national network of auto-dealerships, together with multiple web-based services. Our combined credit card businesses will be in the world's top ten.

The acquisition will improve the geographic balance of the HSBC Group's earnings and significantly increase the contribution from the North American business.

Household is a very significant addition to HSBC, we look forward to delivering value from the opportunities this brings.

Looking to the future, the acquisition offers significant opportunities to extend Household's business model into countries and territories currently served by the HSBC Group and broadens the product range available to the enlarged customer base. We believe the acquisition will allow the enlarged group to capture valuable customer business that currently falls outside the enlarged group's franchise.

As already announced this morning, I am pleased to report that all the necessary regulatory and other consents and approvals have been obtained. Subject to your approval today, and that of the Household shareholders we expect to complete the acquisition as soon as practicable thereafter.


Media enquiries to Richard Beck/Karen Ng on 020 7991 0633/0655.
---------------------------------------------------------------

28 March 2003


                        EXTRAORDINARY GENERAL MEETING


At the Extraordinary General Meeting of HSBC Holdings plc held today, the ordinary resolution to approve the acquisition of Household International, Inc. and authorise the Directors to allot shares was passed on a poll.

3,689,993,640 shares (99.38 per cent) were voted in favour and 23,133,458 shares (0.62 per cent) were voted against.

Copies of the resolution have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA Document Viewing facility at:


The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS


Media contacts:                                  Investor Relations contacts:

London     Richard Beck/Karen Ng                 Pat McGuinness
           Tel: 00 44 (0) 20 7991 0633/0655      Tel: 00 44 (0) 20 7992 1938

New York   Linda Stryker-Luftig                  Ted Ayvas
           Tel: 00 1 212 525 3800                Tel: 00 1 212 525 6191

Hong Kong  Gareth Hewett                         Gareth Hewett
           Tel: 00 852 2822 4929                 Tel: 00 852 2822 4929


Note to editors:

HSBC Holdings plc

With over 8,000 offices in 80 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, and assets of US$759 billion at 31 December 2002, the HSBC Group is one of the world's largest banking and financial services organisations.


                                     ends

28 March 2003

                   HSBC COMPLETES THE ACQUISITION OF HOUSEHOLD


HSBC Holdings plc ("HSBC") today announced the completion of its acquisition of Household International, Inc. ("Household") by way of merger with H2 Acquisition Corporation ("H2"), a wholly owned subsidiary of HSBC. H2 will be renamed "Household International, Inc." All necessary regulatory and other consents and approvals were obtained to permit completion in accordance with the merger agreement entered into on 14 November 2002. A certificate of merger was filed earlier today with the Secretary of State of the State of Delaware declaring the merger effective as of 10.02 p.m. (London time) today.

In connection with the acquisition, HSBC has allotted 1,273,297,057 new ordinary shares of US$0.50 each (the "New Shares"). Application for listing has been approved by the UK Listing Authority and trading on the London Stock Exchange of the New Shares is expected to commence on Monday, 31 March 2003 at 8.00 a.m. Trading of the New Shares on Euronext will commence on 31 March 2003 at 9.00 a.m. (Paris time) and trading of the New Shares on the Hong Kong Stock Exchange will commence on 1 April 2003 at 9.30 a.m. (Hong Kong time). Trading of American Depositary Shares representing the New Shares on the New York Stock Exchange will commence on 31 March 2003 at 9.00 a.m. (New York time). Applications for listing of a further 127,329,705 ordinary shares of US$0.50 each, which may be issued in future in connection with obligations arising from the acquisition of Household, have been approved by the UK Listing Authority (a block listing) and by the Hong Kong Stock Exchange. The last day of trading on the New York Stock Exchange in Household common stock was 28 March 2003.

HSBC's acquisition of Household contributes to a major strategic objective of maintaining a balanced worldwide portfolio. Approximately 30 per cent of HSBC's assets are now in the Americas, 30 per cent in Asia and the Middle East and 40 per cent in Europe. HSBC's broad spread of businesses, balanced between OECD countries and developing markets, is further diversified through the addition of Household's consumer lending portfolios. Personal financial services is now HSBC's largest line of business.

                                                                        more....

HSBC completes the acquisition of Household/2


William F Aldinger, Chairman and Chief Executive of Household, will continue to lead Household's businesses and will assume overall responsibility for the HSBC Group's North American operations. He will become Chairman and Chief Executive Officer of HSBC North America Inc. later this year. Mr Aldinger will also be appointed a director of HSBC Holdings plc.

Sir John Bond, Group Chairman of HSBC, said, "Household is a company with a 125-year history, which brings over 50 million customers in the US to HSBC; its delivery channels include over 1,300 branches in 45 states, relationships with over 70 retail merchants and a national network of auto-dealerships together with multiple web-based services. Our combined credit card businesses will be in the world's top ten. Household is a very significant addition to HSBC and we look forward to delivering value from the opportunities this brings."

"We are delighted to be part of the HSBC Group now and we are excited about the opportunities that this brings," said William F. Aldinger, Chairman and CEO of Household. "The combination of Household and HSBC means that we can now provide our respective customer bases with a full range of financial services and allows us to continue to serve them, with products that best meet their needs as their financial circumstances evolve."


                                    - ends -

NOTE TO EDITORS:

Headquartered in London, the HSBC Group is one of the world's largest banking and financial services organisations. HSBC's 180,000 staff serve 38 million customers worldwide, from over 8,000 offices in 80 countries and territories. The Group has assets of US$759 billion (at 31 December 2002), and is listed on the London, Hong Kong, New York, and Paris stock exchanges.

MEDIA CONTACTS:

                   HSBC                                      Household
London             RICHARD BECK/ADRIAN RUSSELL               -
                   TEL: + 44 (20) 7991 0633/7992 1555

New York           LINDA STRYKER-LUFTIG                      CRAIG STREEM
                   TEL: (212) 525 3800                       TEL: (847) 564 6053

Hong Kong          DAVID HALL                                -
                   TEL: (852) 2822 1133



INVESTOR RELATIONS CONTACTS:

                   HSBC                                      Household
London             PAT MCGUINNESS                            -
                   TEL: + 44 (20) 7992 1938

New York           TED AYVAS                                 CRAIG STREEM
                   TEL: (212) 525 6191                       TEL: (847) 564 6053

Hong Kong          GARETH HEWETT                             -
                   TEL: (852) 2822 4929

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HSBC Holdings plc

                                               By: /s/ P A Stafford
                                               Name: P A Stafford
                                               Title: Assistant Group Secretary
                                               Date: April 1, 2003